UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40745

MCLOUD TECHNOLOGIES CORP.

(Registrant)

550-510 Burrard Street

Vancouver, BC V6C 3A8

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MCLOUD TECHNOLOGIES CORP.
(Registrant)

Date November 29, 2021	By	/s/ Russel H. McMeekin
Russel H. McMeekin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021 and 2020 (unaudited)

99.2	Management’s Discussion and Analysis for the period ended September 30, 2021

99.3	Form 52-109FV2 CEO Certification

99.4	Form 52-109FV2 CFO Certification